UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March, 2003

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Holding(s) in Company


Letter to RNS


Notification of change in interest in shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that we have today received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of The Capital Group Companies, Inc., which equals 100,372,299 shares, now represents 12.52% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedules attached to this fax.

From:  Stephen Jones (Deputy Company Secretary)



Letter to Pearson plc
Dated 20 March 2003

                              SECTION 198 NOTIFICATION
                              Notification of Increase

This Notice is given by The Capital Group Companies, Inc, on behalf of its affiliates, including Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

          Share capital to which this relates:

               Ordinary Shares (801,645,307 shares outstanding)

          Number of shares in which the Companies have an interest:

                100,372,299

          Name(s) of registered holder(s):

               See Schedule B


As of 20 March 2003

Pearson plc

                                                      Number of      Percent of
                                                       Shares        Outstanding

The Capital Group Companies, Inc. ("CG") holdings      100,372,299     12.521%

Holdings by CG Management Companies and Funds;

-  Capital Guardian Trust Company                      64,653,851       8.065%

-  Capital International Limited                       11,800,544       1.472%

-  Capital International S.A.                           5,798,605       0.723%

-  Capital International, Inc.                          9,332,027       1.164%

-  Capital Research and Management Company              8,787,272       1.096%


                                       Schedule A


                              Schedule of holdings in Pearson plc
                                    As of 20 March 2003

                              Capital Guardian Trust Company

Registered Name                                              Local Shares

State Street Nominees Limited                                   9,857,271

Bank of New York Nominees                                       1,537,933

Chase Nominees Limited                                         26,095,059

BT Globenet Nominees Ltd                                          606,035

Midland Bank plc                                               12,311,900

Cede & Co.                                                         99,500

Deutsche Bank Mannheim                                              1,100

Bankers Trust                                                   2,833,800

Barclays Bank                                                   1,290,300

Citibank London                                                 1,032,786

Nortrust Nominees                                               7,648,963

Royal Bank of Scotland                                             29,600

MSS Nominees Limited                                              113,400

State Street Bank & Trust Co.                                      75,400

Citibank NA                                                        45,500

Deutsche Bank AG                                                    2,100

HSBC Bank plc                                                      15,000

ROY Nominees Limited                                               45,400

Mellon Nominees (UK) Limited                                    1,012,804

                                             TOTAL             64,653,851

                                Schedule B


                        Capital International Limited

Registered Name                                             Local Shares

State Street Nominees Limited                                     369,062

Bank of New York Nominees                                       3,287,929

Northern Trust                                                    419,835

Chase Nominees Limited                                          2,422,130

Midland Bank plc                                                   74,500

Bankers Trust                                                   1,220,958

Barclays Bank                                                      55,100

Citibank London                                                    21,300

Morgan Guaranty                                                   200,559

Nortrust Nominees                                               1,808,964

Royal Bank of Scotland                                              8,100

MSS Nominees Limited                                               91,200

State Street Bank & Trust Co.                                     247,500

Lloyds Bank                                                        37,100

Citibank NA                                                        23,500

Deutsche Bank AG                                                  680,036

HSBC Bank plc                                                     526,930

Mellon Bank N.A.                                                   48,316

KAS UK                                                             37,125

Bank One London                                                   146,300

Clydesdale Bank plc                                                74,100

                                                  TOTAL        11,800,544

                                   Schedule B


                       Capital International S.A.

Registered Name                                                  Local Shares

State Street Nominees Limited                                       10,636

Bank of New York Nominees                                           93,327

Chase Nominees Limited                                           2,087,737

Credit Suisse London Branch                                         20,000

Midland Bank plc                                                   560,000

Barclays Bank                                                      712,418

Citibank London                                                     27,000

Brown Bros.                                                         73,900

Nortrust Nominees                                                   11,300

Morgan Stanley                                                      12,900

Royal Bank of Scotland                                           1,062,118

MSS Nominees Limited                                                17,800

J.P. Morgan                                                        475,600

State Street Bank & Trust Co.                                       72,600

National Westminster Bank                                           76,600

Lloyds Bank                                                         85,800

Vidacos Nominees Ltd.                                               44,090

RBSTB Nominees Ltd.                                                 31,027

Citibank NA                                                         12,000

Deutsche Bank AG                                                   138,752

HSBC Bank plc                                                      173,000

                                             TOTAL               5,798,605

                             Schedule B


                     Capital International, Inc

Registered Name                                                  Local Shares

State Street Nominees Limited                                     2,990,819

Bank of New York Nominees                                         1,094,490

Chase Nominees Limited                                            2,495,740

Midland Bank plc                                                    192,800

Deutsche Bank Mannheim                                               33,600

Bankers Trust                                                        51,500

Citibank London                                                     175,100

Nortrust Nominees                                                   819,698

Royal Bank of Scotland                                              135,200

State Street Bank & Trust Co.                                       896,796

Citibank                                                             33,700

RBSTB Nominees Ltd.                                                  39,900

Citibank NA                                                         237,657

Deutsche Bank AG                                                     93,000

Chase Manhattan Nominee Ltd.                                         15,227

HSBC Bank plc                                                        26,800

                                                  TOTAL           9,332,027

                               Schedule B


                    Capital Research and Management Company

Registered Name                                                 Local Shares

State Street Nominees Limited                                      500,000

Chase Nominees Limited                                            8,287,272

                                                 TOTAL            8,787,272


                               Schedule B

                      This information is provided by RNS
            The company news service from the London Stock Exchange

END



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 24 March, 2003

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary